

Mail Stop 3561

September 1, 2009

Mr. Gao Ren
China Linen Textile Industry, Ltd.
Chengdong Street
Lanxi County
Heilongjiang Province
People's Republic of China

> **Re:** **China Linen Textile Industry, Ltd.**
> **Form 20-F/A for the year ended December 31, 2008**
> **Filed July 30, 2009**
> **Form 20-F/A Shell Company Report**
> **Filed July 14, 2009**
> **File No. 0-51625**

Dear Mr. Gao Ren:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A for the Fiscal Year Ended December 31, 2008

Item 3. Key Information, page 6

A. Selected Financial Data, page 6

1.   We note that you have not included net income per share, number of shares, and diluted net income per share in your Selected Financial Data. Please revise your filing to include all metrics required by Item 3.A.2. of Form 20-F. Please note that the equity balances and earnings per share should be computed as though Bright's historical equity and earnings per share had been adjusted for a reverse recapitalization, as discussed further in our comment 11 below.

2.   We read that selected financial data for the 12 months ended December 31, 2006, 2005, and 2004 is derived from the audited and unaudited financial statements of Lanxi Sunrise. Since the accounting acquirer in your July 2008 reverse merger was Bright, we would expect the financial statements for all periods prior to the July 2008 reverse merger to be those of Bright. Please confirm to us, if true, that the financial statements of Bright do not differ from the amounts you are showing for Lanxi Sunrise; otherwise, explain to us in detail how you presentation of amounts for Lanxi Sunrise is appropriate.

Item 5. Operating and Financial Review and Prospects, page 16

A. Operating Results, page 16

3.   Please refer to your narrative analysis of operating results beginning at the top of page 17. Please revise this discussion to explain the causes or business reasons for the changes in significant components of revenues and expenses. To the extent that the financial statements disclose material increases in net sales or revenues, provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods sold or the introduction of new products or services. We remind you that one of the primary objectives of this section is to provide enough context around your results and enough insight into the underlying factors that drove your results that investors can ascertain the likelihood that past performance is indicative of future performance.

Critical Accounting Policies, page 18

4.   As noted in Section V of our Release No. 33-8350, the disclosure in this section should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding

financial condition and operating performance. While accounting policy notes in
the financial statements generally describe the method used to apply an
accounting principle, the discussion in the Operating and Financial Review
should present a company's analysis of the uncertainties involved in applying a
principle at a given time or the variability that is reasonably likely to result from
its application over time. Please revise the discussion of your critical accounting
policies to:

- Specifically identify your accounting estimates or assumptions where the
  nature of the estimates or assumptions is material due to the levels of
  subjectivity and judgment necessary to account for highly uncertain
  matters or the susceptibility of such matters to change, and where the
  impact of those estimates and assumptions on financial condition or
  operating performance is material.

- Focus your disclosure on the assumptions and uncertainties that underlie
  your critical accounting estimates including such factors as how you
  arrived at the estimate(s), how accurate the estimate/assumption has been
  in the past, how much the estimate/assumption has changed in the past,
  and whether the estimate/assumption is reasonably likely to change in the
  future.

- In addition, please include a qualitative and quantitative analysis of the
  sensitivity of reported results to changes in your assumptions, judgments,
  and estimates, including the likelihood of obtaining materially different
  results if different reasonably likely assumptions were applied. The
  impact of such reasonably likely changes should be quantified if it would
  have a material effect on your financial statements.

B. Liquidity and Capital Resources, page 18

5.   Please revise your discussion of liquidity and capital resources to more fully
        describe your internal and external sources of liquidity and cash flows, including
        analyzing changes in each major category of your statement of cash flows for
        each year for which a statement of cash flows is included in your financial
        statements. . Also discuss any material unused sources of liquidity and any
        material commitments for capital expenditures as of the end of the latest financial
        year. Refer to Item 5.B. of Form 20-F and Section IV of our Release No. 33-
        8350.

6.   We read in Note 11 on page 60 that as of December 31, 2007 all of your bank
        loans were in default. Please explain to us in greater detail the reason for this
        default, including whether it was failure to repay the loans when due or violation
        of certain financial covenants. Given your previous default on bank loans, we

believe you should disclose to your readers as part of your analysis of your liquiditythe sources from which you expect to repay your loans and any uncertainties involved in your ability to repay them. You should also identify any financial covenants specified in your loans, briefly explain how these measures are calculated, quantify the minimum or maximum amounts specified in the covenants, and disclose what your actual amounts are as of the balance sheet date to assist your readers in evaluating the likelihood of future default.

D. Trend Information, page 19

7.   Please explain to us why the required disclosures under Trend Information are not applicable to your company, and revise your disclosure to better explain this to your readers.

Item 16C. Principal Accountant Fees and Services, page 34

8.   We note that you have marked this item as "Not applicable." Please explain to us in reasonable detail why this item is not applicable.

Audited Consolidated Financial Statements, page 36

9.   We note that you have only provided a Consolidated Statement of Operations, Consolidated Statement of Changes in Stockholders' Equity and Consolidated Statement of Cash Flows for the years ended December 31, 2008 and December 31, 2007. Please amend your filing to also included audited Consolidated Statements of Operations, Consolidated Statements of Changes in Stockholders' Equity and Consolidated Statements of Cash Flows for the year ended December 31, 2006. Refer to Item 8.A.2. of Form 20-F.

10.   Please note that amending your financial statements will trigger the need for additional disclosures. Specifically, please also amend your disclosures under Item 5.A. and 5.B. of Form 20-F to disclose and analyze changes in your results of operations and financial condition from fiscal 2006 to fiscal 2007. Additionally, please reassess your conclusions under Item 15, as it is unclear to us that you could have effective disclosure controls and procedures and effective internal control over financial reporting given that you did not provide all required periods of financial statements within this Form 20-F.

Report of the Independent Registered Public Accounting Firm, page 40

11.   We note that your audit opinion only covers the financial statements as of and for the year ended December 31, 2008. Please amend your filing to include audit reports covering all periods for which you are required to include audited financial statements. Since your current auditors indicate that your financial

statements in prior years were audited by other auditors, you must include the audit reports of your predecessor auditor within your Form 20-F. Refer to Item 8.A.3. of Form 20-F.

Consolidated Statements of Changes in Shareholders' Equity, page 44

12. We note your discussion of the reverse merger between Bright and Aquasol Envirotech as discussed in Note 2 and throughout your filing, and we note your presentation of equity accounts prior to the reverse merger on the face of your statements of changes in shareholders' equity. As Aquasol Envirotech appears to have been a shell company prior to this reverse merger and Bright appears to have been an operating company, we believe this reverse merger is a capital transaction in substance, rather than a business combination. That is, we believe for accounting purposes the transaction should be treated as a reverse recapitalization, equivalent to the issuance of stock by Bright for the net monetary assets of Aquasol Envirotech accompanied by a recapitalization of Bright to have the same par value of its stock as Aquasol Envirotech. We believe the most appropriate way to reflect this transaction is to retroactively restate the equity of Bright prior to the merger date in a manner similar to a stock split, such that the number of shares outstanding immediately prior to the merger equals the 18,963,005 shares of stock received by Bright in the merger. We believe that the 1,136,998 shares of stock held by the former shareholders of Aquasol Envirotech immediately prior to the merger should be reflected on a separate line item within the equity statement titled similar to "Shares effectively issued to former Aquasol Envirotech shareholders as part of the July 9, 2008 recapitalization," presented as though this were an issuance of stock on July 9, 2008. Any changes in equity subsequent to the merger date should be presented in accordance with U.S. GAAP. Refer to SAB Topic 4C and paragraph 54 of SFAS 128. Please revise your statements of changes in shareholders' equity and your calculations of weighted average shares outstanding and earnings per share for this matter, or explain to us in detail if you believe that your current presentation better reflects the substance of the merger.

13. When you amend your financial statements, please ensure that your Statement of Changes in Shareholders' Equity or a Note to your financial statements shows the changes in each class of common shares for each period for which an income statement is required to be filed as required by Item 5-02.30 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 2 – Information of the Company, page 46

14. Please refer to your amended Form 20-F filed on July 14, 2009 in accordance with Exchange Act Rule 13a-19. Please explain to us why the audited financial

statements of China Linen for fiscal 2007 as presented within this annual report agree to the pro forma financial statements within your amended Form 20-F filed on July 14, 2009. Also explain to us if you are referring to this matter when you state under the heading "Basis of Consolidation" on page 47 that you have retrospectively adjusted the comparative figures as if the share exchange transaction with Bright occurred as of January 1, 2007. Please note that following a reverse merger treated as a recapitalization, you should present the financial statements of the accounting acquirer, in this case Bright, as the reporting company up through the merger date. The only adjustments to Bright's historical financial statements should be the recapitalization of equity as discussed above in comment 11, and additional adjustments such as assuming that the reverse merger occurred on January 1, 2007 would not be appropriate. The results of Aquasol Envirotech should be included in Bright's financial statements from the date of the merger forward, since for accounting purposes Bright acquired Aquasol Envoritech on July 9, 2008. When you amend your financial statements, please ensure that you present financial statements that properly reflect the reverse merger.

Note 23 – Income Tax, page 64

15.   We read your statement that "the Company has incurred operating losses since inception and no provision for income taxes is required." Please explain this statement to us given that you appear to have had operating income and recorded a provision for income taxes for the years ended December 31, 2008 and 2007. If appropriate, revise this statement when you amend your financial statements.

Form 20-F/A Filed July 14, 2009

16.   We note that you filed a Form 20-F as required by Exchange Act Rule 13a-19 on July 10, 2008, and that you amended this Form 20-F on July 14, 2009. We have the following comments concerning your amended Form 20-F:

- We note that instead of presenting audited financial statements for Bright, which is the company that you merged with, you have presented audited financial statements of Bright's subsidiary, Lanxi Sunrise. Given that your reverse merger was with Bright, it is unclear to us that providing audited financial statements of Lanxi Sunrise is appropriate. Please explain to us any differences between the audited financial statements of Lanxi Sunrise included in this amended Form 20-F and the audited financial statements of Bright for the same periods to assist us in understanding this matter.

- We note that the audited financial statements of Lanxi Sunrise cover only two years, fiscal 2007 and fiscal 2006. Please explain to us how this complies with the guidance in Item 8.A.2. of Form 20-F, as it appears to us that you were required to provide three years of audited financial statements. If appropriate, amend this Form 20-F to provide audited financial statements of Lanxi Sunrise for three years as required.

- We note that you provided updated pro forma financial statements, which we assume were necessary due to the restatement of Lanxi Sunrise's audited numbers. Please tell us why you did not provide columns reflecting the financial statements of Lanxi Sunrise, Aquasol Envirotech, any pro forma adjustments, and the pro forma subtotal, similar to your presentation within the Form 20-F filed on July 10, 2008. Also explain to us how the presentation within this amended Form 20-F complies with the guidance in Article 11 of Regulation S-X.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief